December 20, 2024

VIA EDGAR

To:	Ms. Rucha Pandit
Ms. Mara Ransom
Ms. Nasreen Mohammed
Ms. Suying Li
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Hong Kong Pharma Digital Technology Holdings Limited
Registration Statement on Form F-1
File No.: 333-282876

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on December 20, 2024, or as soon as thereafter practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter. The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

Hong Kong Pharma Digital Technology Holdings Limited

/s/ Lap Sun Wong
By:	Lap Sun Wong
Title:	Chief Executive Officer